United States Securities and Exchange Commission
Washington, DC
FORM ATS-N

Type of Filing:

☐ Initial Form ATS-N Rule   304(a)(1)(i)
🟥 Material Amendment Rule   304(a)(2)(i)(A)
☐ Updating Amendment Rule   304(a)(2)(i)(B)
☐ Correcting Amendment Rule   304(a)(2)(i)(C)
☐ Order Display and Fair Access Amendment Rule 304(a)(2)(i)(D)

• Statement about the Form ATS-N Amendment pursuant to Instruction A.7(g) of this form:

This Material Amendment to Form ATS-N for Instinet BlockCross (1) modifies the means of entering orders to the BlockCross ATS by removing direct FIX connectivity that bypasses the Front End System (Part III Item 5 and Part III Item 11) and (2) reduces the minimum order quantity eligible for matching in BlockCross from 5,000 shares to 2,500 shares (Part III Item 7, Part III Item 8, and Part III Item 9). These changes apply to all Subscribers and the Broker-Dealer Operator.

• Provide the EDGAR accession number for the Form ATS-N filing to be amended:
0000310607-20-000019

Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 5: Other Products and Services
  a. ***Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?***
  Yes🟥 No☐ If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.

BACKGROUND: For purposes of this Form ATS-N, Subscribers to the ATS will, where necessary, be termed Direct or Indirect Subscribers. Direct Subscribers are ILLC clients that have been approved to direct their orders to the ATS (i.e., Subscribers who have elected not to utilize the electronic trading products offered by ILLC to route their orders or trading interest to the ATS). Direct Subscribers include both those Subscribers that have directed their orders to the ATS via FIX~~, including to the Front End~~ (See discussion in this Part II, Item 5 under the headings Front End for additional details regarding the Front End) and Subscribers who have elected to utilize the blotter integration functionality (See Part III, Item 5) of the Front End to submit orders and trading interest to the ATS.

Indirect Subscribers are ILLC clients that have been approved to use one or more of the Instinet order and execution management systems ("Instinet OMSs"), the Instinet Execution Experts suite of algorithms ("Experts"), or the Instinet Smart Order Router ("SOR"), all of which may route Indirect Subscriber orders to the ATS based on routing determinations made by the relevant product. Direct and Indirect Subscribers are collectively referred to as "Subscribers." Clients may be both Direct and Indirect Subscribers, depending on the method the Subscriber used to access the ATS.

The use of the Experts and SOR services to enter orders into the ATS is discussed in Part III, Item 5(a). Additionally, ILLC offers its clients order routing and execution support services through the component groups of ILLC's trading desk listed in Part II, Item 1. The Experts, SOR, and Instinet OMSs are referred to herein as the "Instinet Trading Products."

~~Subscribers may submit trading interest directly to BlockCross via direct FIX connection to the ATS.~~ Subscribers ~~may also~~ submit orders to BlockCross via the Front End. Subscribers may submit trading interest to the Front End automatically via blotter integration (See Part III, Item 5) or manually via FIX connection. Subscribers may also manually submit orders to the Front End by using the BlockCross Desktop Application. All trading interest ~~not submitted via direct FIX connection to BlockCross~~ accesses the ATS via the Front End, including orders routed to BlockCross by the Experts and SOR. ILLC offers these products and services to all Subscribers.

Use of these products and services is governed by ILLC's client agreement (the "Client Agreement"), which contain no specific terms and conditions for routing orders into the ATS. Orders entering BlockCross by any of the products or services listed above will be prioritized, matched, and executed in accordance with matching and execution logic outlined in Part III, Item 11.

ILLC PRODUCTS AND SERVICES: SMART ORDER ROUTER: The SOR is a customizable tool that explores liquidity in various market centers. Clients may elect to utilize the standard SOR configuration to access various market centers (ILLC determines the venues and the order in which client order flow is routed). Clients may also elect to customize the SOR in which case the client may choose the specific venue(s) to which their order flow is routed (to the extent permitted by regulatory requirements) as well as select the sequence in which their order flow is routed to each venue. The SOR will include the ATS as a potential venue, provided the client has not elected to limit its strategy to exclude the ATS. Subscribers may also customize the SOR to access only the ATS. Users of the SOR must be on-boarded as ILLC clients with access to the SOR. Use of the SOR is governed by the Client Agreement, which contains no specific terms and conditions for routing orders into the ATS. Orders routed to the ATS by the SOR will be prioritized, matched, and executed in accordance with the ATS' standard prioritization, matching and execution logic.

EXPERTS: The Experts suite of algorithms includes a number of strategies designed to achieve a client's selected trading strategy. Orders routed via the Experts algorithms may include the ATS as a possible destination. Clients may customize the operation of the Experts algorithms, including limiting the venues accessed (to the extent permitted by regulatory requirements). Trading interest sent to the ATS by an Experts algorithm is subject to the ATS' standard prioritization, matching and execution logic. Unless a client has elected otherwise, trading interest entered into to the ATS by an Experts algorithm is treated as representing ILLC's trading interest (i.e., broker-dealer agency trading interest) and not the trading interest of the underlying Subscriber. Users of the Experts must be on-boarded as ILLC clients with access to the Experts. Use of the Experts is governed by the Client Agreement, which contains no specific terms and conditions for routing orders into the ATS. Orders entering the ATS through any of the Experts strategies will be prioritized, matched, and executed in accordance with the ATS' standard prioritization, matching and execution logic.

OMS/EMS: ILLC offers the following proprietary order/execution management systems: (1) Newport; (2) Trading Portal; and (3) Tradespeed (collectively, the "Instinet OMSs"). The Instinet OMSs allow users to access the ATS in the following ways: (i) by directing trading interest to the ATS via FIX (such orders are submitted to the ATS via the Front End), (ii) by utilizing an Experts algorithm (to the extent offered by the Instinet OMS and permissioned to access the ATS,) and (iii) by otherwise submitting a non-directed order to ILLC for further handling by trading desk personnel or by entering the order in the SOR. Each Instinet OMS allows users to limit accessible trading venues. In the event an order, or a portion of an order, reaches the ATS via an Instinet OMS, the order is subject to the standard prioritization, matching and execution procedures described herein. Users of an Instinet OMS must be on-boarded as ILLC clients with access to an Instinet OMS. Use of the Instinet OMSs is governed by the Client Agreement, which contains no specific terms and conditions for the management of orders ultimately routed to the ATS, and do not differ based on which OMS is utilized.

FRONT END: ILLC owns and operates a front end system (the "Front End"). The Front End is a separate, stand-alone system specific to the BlockCross ATS that includes certain algorithmic and order routing functionality. The Front End allows users to seek contra-side interest for their trading interest outside of BlockCross while simultaneously allowing for matching and execution within BlockCross. Only orders entered into the Front End for possible matching and execution within BlockCross are eligible to access the Front End's algorithmic and order routing functionality. Orders routed from the Front End may include an Instinet ATS other than the BlockCross as a routing destination.

The means by which the order reached the ATS (e.g., Experts, SOR, OMS, FIX) does not affect the order's priority, matching, or execution.

ILLC PRODUCTS AND SERVICES SPECIFIC TO BLOCKCROSS: In addition to the Instinet Trading Products, ILLC offers certain products and services specific to BlockCross.

FRONT END: The Front End is a separate, stand-alone system specific to BlockCross that includes certain messaging and order routing functionality. The Front End allows users to seek contra-side interest for their trading interest in other market centers while simultaneously allowing for matching and execution within BlockCross. Only trading interest registered to the Front End for possible matching and execution within BlockCross is eligible to utilize the Front End's messaging and order routing functionality. Orders routed from the Front End may include other market centers, including an Instinet ATS other than BlockCross, as a routing destination. Users of the Front End must be on-boarded as an ILLC client with access to BlockCross. Use of the Front End is governed by the Client Agreement, which contains no specific terms and conditions for the use of the Front End. Orders entering the ATS by way of the Front End will be prioritized, matched, and will execute in accordance with the matching and execution logic outlined in Part III, Item 11.

DESKTOP APPLICATION: ILLC offers Subscribers the BlockCross Desktop Application (the "Desktop Application") to manually manage orders and trading interest that have been entered on the Front End (e.g. designate orders as committed or uncommitted, select a specific trading mode, or send and receive IOI messages). A user of the Desktop Application must be on-boarded as an ILLC client with access to Desktop Application. Use of the Desktop Application is governed by the Client Agreement, which contains no specific terms and conditions for the use of the Desktop Application.

> b. *If yes to Item 5(a), are the terms and conditions of the services or products required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator? Yes☒ No☐ If no, identify and explain any differences.*

> c. *Does any Affiliate of the Broker-Dealer Operator offer Subscribers, the Broker-Dealer Operator, or both, any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders or trading interest in the NMS Stock ATS?*
> *Yes☐ No☒ If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable item in Part III, explain the use of the product or service with the ATS here.*

Part III: Manner of Operations

Item 5: Means of Entry

    a. *Does the NMS Stock ATS permit orders and trading interest to be entered directly into the ATS (e.g., via Financial Information eXchange ("FIX") protocol, Binary)?*
       Yes☐ No▮ If yes, explain the protocol that can be used to directly enter orders and trading interest into the ATS.

~~ILLC utilizes the FIX 4.0 and FIX 4.2 protocol for global electronic trading and is FIX compliant with the standard messaging format of the FIX 4.0 and FIX 4.2 protocol version.~~

~~Subscribers can connect via cross connects when a Subscriber's systems are separately located, or a Subscriber maintains a point of presence, in the data center used for BlockCross matching engine. In the event a client cross-connects with BlockCross, the hardware used for connection is provided, installed, and maintained by each client. BlockCross does not charge a fee for cross connects.~~

~~Subscribers choosing to bypass the Front End by electing to FIX orders directly to BlockCross are not able to utilize the functionalities of the Front End or the Desktop applications.~~

    b. *If yes to Item 5(a), are the protocols required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?*
       Yes☐ No☐ If no, identify and explain any differences.

    c. *Are there any other means for entering orders and trading interest into the NMS Stock ATS (e.g., smart order router, algorithm, order management system, sales desk)?*
       Yes▮ No☐ If yes, identify and explain the other means for entering orders and trading interest, indicate whether the means are provided through the Broker-Dealer Operator, either by itself or through a third-party contracting with the Broker-Dealer Operator, or through an Affiliate of the Broker-Dealer Operator, and list and provide a summary of the terms and conditions for entering orders or trading interest into the ATS through these means.

BACKGROUND: ILLC offers its clients electronic order handling and execution products and services including the Instinet Trading Products (See Part II, Item 5), and direct access to the ATS. Additionally, ILLC offers its clients order routing and execution support services through the component groups of ILLC's trading desk listed in Part II, Item 1.

Subscribers ~~may also~~ submit orders to BlockCross via the Front End. Subscribers may submit trading interest to the Front End automatically via blotter integration or manually via FIX connection. Subscribers may also manually submit orders to the Front End by using the BlockCross Desktop Application. All trading interest ~~not submitted via direct FIX connection to BlockCross~~ accesses the

ATS via the Front End, including orders routed to BlockCross by the Experts and SOR. All Subscribers may utilize these products and services.

EXPERTS: A Subscriber utilizing an Experts strategy may select a strategy that, where applicable, may route orders or trading interest to BlockCross. Experts orders routed to BlockCross access the ATS via the Front End. Orders routed to BlockCross by any of the specific Experts strategies will be prioritized, matched, and executed in accordance with the matching and execution logic outlined in Part III, Item 11.

SOR: Orders that are routed to BlockCross via the SOR access the ATS via the Front End and will be prioritized, matched, and executed in accordance with the matching and execution logic outlined in Part III, Item 11.

OMS/EMS: The Instinet OMSs allow users to access the ATS in the following ways: (i) by directing trading interest to the ATS, (ii) by utilizing an Experts algorithm (to the extent offered by the Instinet OMS and permissioned to access the ATS), and (iii) by otherwise submitting a non-directed order to ILLC for further handling by trading desk personnel or by entering the order in the SOR. Orders that are routed to BlockCross by the above listed means access the ATS via the Front End and will be prioritized, matched, and executed in accordance with the matching and execution logic outlined in Part III, Item 11.

FRONT END: The Front End allows for possible matching and execution within BlockCross and also offers the client the ability to utilize Experts strategies to seek contra-side interest for their trading interest. Additionally, the Front End allows users to utilize the conditional order and IOI functionalities discussed in Part III, Item 9. Orders entering the ATS via the Front End will be prioritized, matched, and executed in accordance with the matching and execution logic outlined in Part III, Item 11.

In addition to the means of accessing the ATS listed above, Subscribers may submit trading interest to the Front End manually via FIX connection or by integrating the Subscriber's order book (in whole or in part) via blotter integration. Blotter integration occurs when the Front End is integrated directly with another system that contains information relating to that Subscriber's trading interest, such as a Subscriber's order management system. Blotter integration is an automated solution that allows a Subscriber to copy and continuously and automatically "synchronize" all or a designated portion of its order blotter into the Front End. Only Subscribers that utilize the Front End in conjunction with the BlockCross Desktop Application may utilize blotter integration.

Trading interest registered to the Front End will reach the ATS once a potential match is identified and following the post-match requirements of each trading mode (e.g., Firm up process for trading interest submitted in Confirm Mode) and any verification required by the order type (e.g., uncommitted orders).

DESKTOP APPLICATION: The Desktop Application allows users to "manually" manage their trading interest registered to the Front End (e.g., designate orders as committed or uncommitted, select a specific trading mode, or utilize the conditional order and IOI functionalities discussed in Part III, Item 9). Only Subscribers that utilize the Desktop Application may "manually" manage their trading interest registered to the Front End or receive Activity Alerts, Subscriber Generated IOIs, Agency IOIs, or Preferred IOIs (See Part III, Item 9). Subscribers that do not utilize the Desktop Application may set personalized rules regarding the handling and automatic routing of trading interest registered on the Front End.

~~Subscribers choosing to bypass the Front End by electing to FIX orders directly to BlockCross are not able to utilize the functionalities of the Front End or the Desktop Application.~~

> d. *If yes to Item 5(c), are the terms and conditions required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?*
> *Yes☐ No◼ If no, identify and explain any differences.*

Only Subscribers that utilize the Desktop Application in conjunction with the Front End may utilize blotter integration. Only Subscribers that utilize the Desktop Application may "manually" manage their trading interest in the ATS. Subscribers that do not have the Desktop Application may set personalized rules regarding the handling and automatic routing of orders submitted to the Front End.

Subscribers who have registered their trading interest on the Front End, and utilize the Desktop Application, may receive Activity Alerts (See Part III, Item 9) to notify the Subscriber of potential contra-side activity in the Front End.

Activity Alerts are automatically generated by the Front End from time to time throughout the trading day in accordance with parameters set by ILLC in its sole discretion. ILLC will work with Subscribers to customize such parameters thereby allowing Subscribers to tailor the amount and frequency in which they receive Activity Alerts. For example, Subscribers who have requested to receive no more than a certain number of Activity Alerts during a predetermined time period (e.g., over the course of one day) would not receive additional Activity Alerts once that threshold has been met. ILLC will implement such requests in its sole direction.

Item 6: *Connectivity and Co-location*
> a. ***Does the NMS Stock ATS offer co-location and related services (e.g., cabinets and equipment, cross-connects)?***
> ***Yes☐ No◼ If yes, provide a summary of the terms and conditions for co-location and related services, including the speed and connection (e.g., fiber, copper) options offered.***
>
> b. ***If yes to Item (6)(a), are the terms and conditions required to be identified in Item 6(a) the same for all Subscribers and the Broker-Dealer Operator?***
> ***Yes☐ No☐ If no, identify and explain any differences.***

c. **Does the NMS Stock ATS offer any other means besides co-location and related services required to be explained in this Item 6(a) to increase the speed of communication with the ATS?**
Yes☐ No☒ If yes, explain the means to increase the speed of communication with the ATS and provide a summary of the terms and conditions for its use.

d. **If yes to Item 6(c), are the terms and conditions required to be identified in Item 6(c) the same for all Subscribers and the Broker-Dealer Operator?**
Yes☐ No☐ If no, identify and explain any differences.

e. **Does the NMS Stock ATS offer any means to reduce the speed of communication with the ATS (*e.g.,* speed bumps)?**
Yes☐ No☒ If yes, explain the methods to reduce the speed of communication with the ATS and provide a summary of the terms and conditions for its use.

f. **If yes to Item 6(e), are the terms and conditions required to be identified in Item 6(e) the same for all Subscribers and the Broker-Dealer Operator?**
Yes☐ No☐ If no, identify and explain any differences.

Item 7: *Order Types and Attributes*
a. **Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:**
   i. **priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;**
   ii. **conditions, including any price conditions (*e.g.,* how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);**
   iii. **order types designed not to remove liquidity (*e.g.,* post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;**
   iv. **order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;**

     v.   *whether an order type is eligible for routing to other Trading Centers;*
     vi.   *the time-in-force instructions that can be used or not used with each order type;*
     vii.   *the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and*
     viii.   *the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.*

ORDER TYPES: The ATS accepts both "buy" and "sell" orders. BlockCross offers market orders, limit orders, and pegged orders. "Market" is an order to buy or sell immediately at the best available price. "Limit" is an order to buy or sell at a specified price or better. "Pegged" is an order to buy or sell at a price relative to a benchmark reference price.

All Subscribers may submit orders to sell "long" or "short," but only broker-dealer Subscribers may submit orders marked "short sale exempt." All of the above listed order types are available across all forms of connectivity to the ATS. All of the above pricing instructions are available for both committed and uncommitted orders and in both AutoEx and Confirm modes.

PRIORITY: BlockCross supports two trading modes: AutoEx and Confirm mode (See Part III, Item 11 for a discussion of Trading Modes). Both AutoEx and Confirm modes allow for "committed" and "uncommitted" orders. Orders submitted in any trading mode, whether committed or uncommitted, are executed based on strict time priority, marketability and in accordance with the order's designated trading mode and any Subscriber-selected counterparty restrictions (i.e. for priority purposes, the ATS does not differentiate between orders based on trading mode or whether the order is committed or uncommitted). Additionally, uncommitted orders retain their time priority when converted to and from committed orders.

No two orders can enter BlockCross at precisely the same time, so time priority is determined by the actual time an order is received by BlockCross. The ATS does not adjust the time of receipt of pegged orders to account for reference price changes. Except as otherwise noted herein, all orders will retain the original time-stamp received upon entry to the ATS.

PRICING INSTRUCTIONS: BlockCross currently supports the following reference prices for pegged orders: (1) Last Executed Price: limit is derived from the last executed trade price as published to the consolidated tape; (2) Volume Weighted Average Price: limit is the trading day's current volume-weighted average price as determined by IMDS; (3) Midpoint: limit is the current midpoint of the NBBO; (4) Market: limit is the current national best offer ("NBO") for buy orders and current national best bid ("NBB") for sell orders; and (5) Primary: limit is the current NBB for buy orders and current NBO for sell orders. The ATS does not adjust the time of receipt of pegged orders to account for reference price changes.

Orders pegged to the NBB or NBO may include a peg-offset (e.g., Buy 100 shares XYZ pegged at the NBB plus/minus $.02). For orders priced at $1.00 per share or higher, peg-offsets may only be expressed in whole penny amounts. Orders pegged to the midpoint of the NBBO may not include a peg-offset.

COMMITTED AND UNCOMMITTED ORDERS: Subscribers may submit orders to the ATS designated as "committed" or "uncommitted." A committed order is an order submitted by a Subscriber for execution on BlockCross where the shares are unavailable for execution on any other platform. An uncommitted order is a "conditional" order submitted by a Subscriber to BlockCross where the shares underlying the order are being represented at another market center. Uncommitted orders are not executed on BlockCross until BlockCross has verified that the Subscriber's shares are still available.

Generally, Subscribers registering trading interest on the Front End may submit both committed and uncommitted orders. Trading interest submitted to the Front End automatically via blotter integration is submitted on an uncommitted basis. ~~Orders submitted to BlockCross directly via FIX connection are submitted on a committed basis.~~

TIME IN FORCE: Subscribers that submit orders or trading interest to the Front End for possible matching and execution in BlockCross through a FIX connection may designate their orders as either "day" or immediate or cancel ("IOC"). The IOC instruction is available in both AutoEx and Confirm mode. Orders designated as immediate or cancel may only be submitted as committed orders and are canceled promptly following their submission unless those orders are immediately matched (i.e., against an existing resting order) in BlockCross. In either mode, following an initial match, the matching logic will repeat until the IOC order is fully filled or no longer matches a contra order. Subscribers submitting orders as IOC must set standing instructions regarding the handling of IOC orders following a match (i.e., preselect an amount of time where the matching logic will attempt subsequent matches prior to cancelling the IOC order).

By default, BlockCross designates all orders submitted manually to BlockCross by Subscribers using the Desktop Application as "day" orders.

BlockCross Subscribers utilizing the Desktop Application may also utilize the following timing options: (1) Automatic cancelation of "day" orders in the event the remaining shares are less than ~~5,000~~2,500 shares after a partial fill; (2) Automatic cancelation of "day" orders that have not received a partial fill from BlockCross within a period of time configurable by the Subscriber (the configured period of time will reset after each partial fill); (3) Automatic cancelation of "day" orders where the Subscriber logs out of or is otherwise disconnected from the Desktop Application, unless the relevant Subscriber has provided a separate standing instruction to the Firm indicating this event should not result in the removal of any orders from the ATS; and (4) Automatic cancelation of "market" orders for Subscribers that have instructed that every order have a limit and the Subscriber has submitted an order through the Front End without a limit.

Subscribers not electing to utilize the Desktop Application may also include the following timing options: (1) Automatic cancelation of "day" orders in the event the remaining shares are less than ~~5,000~~2,500 shares after a partial fill; (2) Automatic cancelation of "day" orders in the event that the connectivity between the Subscriber's systems and the ATS or Front End, as applicable, is disconnected; (3) Automatic cancelation of "day" orders that have not received a partial fill from BlockCross within a period of time configurable by the Subscriber (the configured period of time will reset after each partial fill); and (4) Automatic cancelation of "market" orders for Subscribers that have instructed that every order have a limit and the Subscriber has submitted an order through the Front End without a limit.

BlockCross treats all uncommitted orders as "day" orders. However, if the ATS is informed that the shares underlying an uncommitted order have been removed from the Subscriber's blotter, the ATS will cancel the relevant uncommitted order.

ORDER MODIFICATION: Subscribers may modify, replace, or cancel their orders at their discretion. Except as noted below, modifications to a Subscriber order (e.g. switching trading modes for a specific order or changing the orders designation as committed or uncommitted) do not affect the order's priority. Orders that are cancelled will not maintain their original priority.

As described in Part III, Item 8 below, BlockCross has certain minimum size requirements. In the event a Subscriber enters an order or trading interest in Confirm Mode, in a quantity below the required minimum, and subsequently raises the share quantity to a value at or above the minimum size requirement, that order will not retain its original priority.

ROUTABILITY: Subscribers may route orders through the Front End to the ATS and to other market centers, including other alternative trading systems operated by ILLC. Subscribers may elect to represent in the ATS, on a conditional basis, trading interest routed to another market center (i.e., submit an uncommitted order to the ATS where "firm" trading interest has been submitted to another market center). Where eligible contra-side interest exists, the ATS will request that the Front End "confirm" an uncommitted order in the ATS. Following such a confirmation, the ATS will release any unexecuted shares back to the Front End, which may route those shares to another market center, including other alternative trading systems operated by ILLC. The ATS is not involved in any such routing determinations.

        b. Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?
        Yes☐ No ▮ If no, identify and explain any differences.

Only broker-dealer Subscribers may submit orders as short-sell exempt.

Item 8: <u>Order Sizes</u>

a. Does the NMS Stock ATS require minimum or maximum sizes for orders or trading interest?

Yes ■ No ☐ If yes, specify any minimum or maximum order or trading interest size requirements and any related handling procedures.

MINIMUM SIZE REQUIREMENTS: AutoEx orders must have a minimum quantity of ~~5,000~~2,500 shares per match. Subscribers may register trading interest of any size on the Front End. Trading interest less than 2,500 ~~5,000~~ shares is ineligible for matching within BlockCross. For example, a Subscriber utilizing blotter integration may allow AutoEx orders comprising less than 2,500 ~~5,000~~ shares to be registered on the Front End; however, such orders will be ineligible for matching. Subscribers may also elect to have the Front End system disregard AutoEx orders for less than 2,500 ~~5,000~~ shares (i.e., the blotter integration functionality would not register specific trading interest on the Front End for such a Subscriber unless such trading interest is for 2,500 ~~5,000~~ shares or more). BlockCross does not aggregate orders for matching or execution.

Confirm Mode orders must have the minimum quantities set forth below as determined by the underlying security's 30-day average daily trading volume: Micro - 0 to 1,000,000 average daily volume - 5,000 share minimum quantity; Medium - 1,000,001 to 10,000,000 average daily volume - 25,000 share minimum quantity; Large - 10,000,001 and up average daily volume - 100,000 share minimum quantity. Trading interest submitted in Confirm Mode that fails to meet these minimum quantities are ineligible for matching within BlockCross. For example, a Subscriber utilizing blotter integration may allow Confirm mode orders comprising less than the required minimum shares to be registered to the Front End; however, such orders will be ineligible for matching. Subscribers may also elect to have the Front End system disregard Confirm mode orders comprising less than the required minimum shares.

ACTIVITY ALERTS AND INDICATIONS OF INTEREST: The Front End includes certain messaging and conditional order functionality as discussed in Part III, Item 9. Activity Alerts are system generated messages indicating contra-side activity that has been submitted to the Front End in AutoEx mode. Accordingly, to be eligible to receive Activity Alerts Subscribers must have contraside interest registered to the Front End, set for AutoEx mode, and comprising at least 5,000 shares. Additionally, the system will not generate Activity Alerts for trading interest registered to the Front End that comprises less than 5,000 shares or that has been submitted in Confirm mode.

Subscriber Generated IOIs may only be sent by Front End users that have registered their trading interest in Auto Ex mode and such users may only IOI an amount of shares less than or equal to the amount of shares submitted in Auto Ex mode and cannot IOI less than the 5,000 share minimum quantity. Subscribers may receive Agency IOIs or Preferred IOIs for any amount.

b. If yes to Item 8(a), are the requirements and procedures required to be identified in Item 8(a) the same for all Subscribers and the Broker-Dealer Operator?

Yes ■ No ☐ If no, identify and explain any differences.

c. Does the NMS Stock ATS accept or execute odd-lot orders?
Yes█ No☐ If yes, specify any odd-lot order requirements and related handling procedures (e.g., odd lot treated the same as round lot).

BlockCross will accept any order subject to any instructions placed on such order by the Subscriber. BlockCross will execute any order that satisfies the minimum order quantity requirements, including a mixed lot order that is not an even multiple of one hundred shares. BlockCross will not execute odd-lot orders.

d. If yes to Item 8(c), are the requirements and procedures required to be identified in Item 8(c) the same for all Subscribers and the Broker-Dealer Operator?
Yes█ No☐ If no, identify and explain any differences.

e. Does the NMS Stock ATS accept or execute mixed-lot orders?
Yes█ No☐ If yes, specify any mixed lot order requirements and related handling procedures (e.g., mixed lot treated the same as round lot).

BlockCross will execute any order that satisfies the minimum order quantity requirements, including a mixed lot order that is not an even multiple of one hundred shares. By default, mixed lots are treated the same as round lots. However, BlockCross ATS offers functionality to allow Subscribers to limit their order executions to round lots; if a Subscriber elects to use this functionality, BlockCross ATS automatically rounds down the execution amount for both sides of the potential trade to the nearest hundred shares.

f. If yes, to Item 8(e), are the requirements and procedures required to be identified in 8(e) the same for all Subscribers and the Broker-Dealer Operator?
Yes█ No☐ If no, identify and explain any differences.

Item 9: Conditional Orders and Indications of Interest
a. Does the NMS Stock ATS send or receive any messages indicating trading interest (e.g., IOIs, actionable IOIs, or conditional orders)?
Yes█ No☐ If yes, identify and explain the use of the messages, including information contained in messages (e.g., price or size minimums), how the message is transmitted (e.g., order management system, smart order router, FIX), when the message is transmitted (e.g., automatically by the ATS, or upon the sender's request), the type of Persons that receive the message (e.g., Subscribers, Trading Centers), responses to conditional orders or IOIs (e.g., submission to firm-up conditional orders), and the conditions under which the message might result in an execution in the ATS (e.g., response time parameters, interaction, and matching).

SUBSCRIBER GENERATED IOIS: BlockCross Subscribers that are institutional clients and broker-dealers that have submitted trading interest to the ATS on an agency basis may elect to transmit indications of interest ("IOIs") to BlockCross Subscribers that utilize the Desktop Application and have eligible contra-side registered on the Front End (whether that interest be committed or uncommitted and without regard to which trading mode the interest is set) and to one or more classes of users of third-party financial information aggregators (Bloomberg and NYSE's ioinet) (such IOIs, "Subscriber Generated IOIs"). Only Subscribers may generate such IOIs and, accordingly, neither the Front End, the ATS, nor ILLC determines whether to transmit such IOIs. Only Subscribers that utilize the Desktop Application and access the ATS via the Front End may manually transmit Subscriber Generated IOIs.

Subscriber Generated IOIs are disseminated by the Front End. However, to send a Subscriber Generated IOI, a Subscriber must have registered a committed or uncommitted order on the Front End for execution in AutoEx mode for at least the quantity of shares that are the subject of the IOI. Subscriber Generated IOIs must be for at least 5,000 shares.

Eligible recipients of Subscriber Generated IOIs include all Desktop Application users with eligible contra-side interest in the ATS (whether that interest be committed or uncommitted) and to certain classes of non-Subscribers, as determined by the Subscriber. When electing to send a Subscriber Generated IOI, the Subscriber can choose to display such IOIs to one or more of the following classes of non-Subscribers: (i) all buy-side institutions; (ii) the fifty largest buy-side institutions as measured by U.S. equity assets under management; and (iii) buy-side institutions with more than $10 billion in U.S. equity assets under management, in each case as determined by information provided by an independent third party data provider. Additionally, all Subscribers may request, from time to time, that a customized distribution list be created based upon particular recipient characteristics, provided, however, that ILLC would not expect any such customized list to be comprised of less than twenty institutions.

Subscriber Generated IOIs that are distributed to other BlockCross Subscribers (Subscriber must be a Desktop Application User and have contraside interest in the ATS) identify side, symbol and size. Subscribers receiving a Subscriber Generated IOI receive a "pop-up" message on their Desktop Application alerting the Subscriber to the trading opportunity. Such Subscribers then elect to trade by setting their trading interest for AutoEx, in which case execution occurs automatically, or the Subscriber may reject the IOI.

Subscriber Generated IOIs that are distributed to third-party financial information aggregators identify symbol and side. If the recipient of a Subscriber Generated IOI is not a Subscriber to BlockCross, it may contact a broker-dealer that is a Subscriber (e.g., ILLC) and instruct that broker-dealer to submit an order for execution to BlockCross.

The ATS does not differentiate between orders submitted in response a Subscriber Generated IOI and other trading interest submitted in ordinary course of operation. Accordingly, orders that are the basis for, or submitted in response to, a Subscriber Generated IOI are subject to the ATS' standard priority, matching, and execution logic. In essence, an order submitted in response to a Subscriber Generated

IOI may execute with the trading interest underlying the IOI or may execute with other trading interest in the ATS based on priority.

AGENCY IOIS: ILLC is a Subscriber to the ATS. The ILLC agency trading desk may transmit IOIs to those ATS Subscribers that have elected to download and use versions of the BlockCross Desktop Application that include the IOI functionality (Subscribers may choose to continue to use certain legacy versions of the Desktop Application where this functionality was not in operation) and that have opted in to receiving IOIs in this manner (such IOIs, "Agency IOIs").

Only ILLC is permitted to submit Agency IOIs. Subscribers must notify ILLC that they would like to receive Agency IOIs and establish a relationship with the ILLC agency trading desk if they wish to receive Agency IOIs. The ILLC agency trading desk is notified of the Subscriber's identity so that they may establish a relationship with the Subscriber.

Agency IOIs notify the Subscriber of targeted trading opportunities on the ILLC agency trading desk by comparing the symbol and side of IOIs submitted by the ILLC trading desk to the Subscriber's trading position information in the Front End. This comparison occurs solely in the Front End and only Subscribers that have the relevant contra-side trading position represented in the Front End actually receive the Agency IOI. Accordingly, if the ILLC agency trading desk directs an Agency IOI to a particular Subscriber, the absence of a response from that Subscriber could be due to a lack of interest in entering into the transaction in the underlying security or because the Subscriber never received the Agency IOI because it did not have a contra-side trading position in the underlying security.

The ILLC agency trading desk does not have access to Subscriber order or trade position information in the Front End. Positions that are in the Front End, include those orders that are also submitted on a committed or uncommitted basis to BlockCross.

Subscribers receiving an Agency IOI would receive a "pop-up" message on their Desktop Application alerting the Subscriber to the trading opportunity. The "pop-up" message displays to the receiving Subscriber symbol, side, and size of the trading opportunity. If the Subscriber is interested in the trading opportunity presented by an Agency IOI, it may use functionality built into the BlockCross Desktop Application to establish communication with the ILLC agency trading desk and begin negotiations regarding a potential transaction related to the interest underlying the Agency IOI, or may communicate with the ILLC agency desk though other means. If the Subscriber elects to initiate a negotiation with the ILLC agency trading desk, the Subscriber's order or trading interest (whether the order or trading interest is represented in the Front End or the Front End and ATS) remains eligible for matching on BlockCross unless the Subscriber chooses to route the order to the ILLC agency desk or otherwise makes its order or trading interest ineligible for execution in BlockCross (e.g., cancelling, changing the terms (size, limit price, minimum quantity, etc.), or by switching the designated trading mode (AutoEx/Confirm Mode)). ILLC would act as broker and agent for both the Subscriber and the other party to the transaction that placed the order being represented by the Agency IOI. Such transactions would be negotiated and executed by the ILLC agency desk and would not be executed in the ATS.

If the Subscriber does not elect to initiate a transaction with the ILLC agency trading desk, no information is communicated to the ILLC agency trading desk regarding the Subscriber's order or trade position.

The Agency IOI functionality does not actually execute IOIs, nor does it allow for any Subscriber name, order or trade position information to flow from the Front End to the ILLC agency trading desk. However, as described above, the ILLC agency trading desk is aware of which Subscribers have opted in to receive Agency IOIs. The ILLC agency trading desk may elect (based upon which Subscribers it knows can receive Agency IOIs) to direct any particular Agency IOI to some, but not all, eligible Subscribers at its sole discretion. In these circumstances, the ILLC agency trading desk does not know whether any of the selected Subscribers have the relevant contra-side trading position that is necessary to actually receive the Agency IOI.

PREFERRED IOIS: State Street Global Markets, LLC ("SSGM") is a Subscriber to the ATS. SSGM is not an affiliate of ILLC. SSGM maintains a contractual right to establish a FIX connection to the Front End that enables the SSGM agency desk to transmit IOIs to those ATS Subscribers that use certain versions of the BlockCross Desktop Application (such IOIs, "Preferred IOIs").

Only SSGM is permitted to submit Preferred IOIs. By default, all ATS Subscribers are permissioned to receive Preferred IOIs. Subscribers must notify ILLC if they wish to opt out of receiving Preferred IOIs. ILLC may share the identity of any Subscriber permissioned to received Preferred IOIs with SSGM. The connection is not currently enabled; however, the contractual term is not scheduled to expire until 2022.

Preferred IOIs notify the Subscriber of targeted trading opportunities on the SSGM agency trading desk by matching IOIs submitted by the SSGM trading desk to the Subscriber's trading position information in the Front End. This matching occurs solely in the Front End and the SSGM agency trading desk does not have access to Subscriber order or trade position information in the Front End. A Subscriber's trading position information includes orders submitted on a committed or uncommitted basis to BlockCross and order positions that remain only in the Front End. If the Subscriber is interested in the trading opportunity presented by a Preferred IOI, it may use functionality built into the BlockCross Desktop Application to request contact from the SSGM agency trading desk. If the Subscriber does not elect to initiate a transaction with the SSGM agency trading desk, no information is communicated to the SSGM agency trading desk regarding the Subscriber's order or trade position. If the Subscriber elects to initiate a transaction with the agency trading desk, the Subscriber's order becomes ineligible for matching on BlockCross and is routed by the Front End to SSGM for execution. SSGM would act as broker and agent for both the Subscriber and the other party to the transaction that placed the order being represented by the Preferred IOI.

The Preferred IOI functionality does not actually execute IOIs, nor does it allow for any Subscriber name, order or trade position information to flow from the Front End to the SSGM agency trading desk. However, as described above, the SSGM agency trading desk is aware of the identity of certain Subscribers that are eligible to receive Preferred IOIs. The SSGM agency trading desk may elect (based upon which Subscribers it knows can receive Preferred IOIs) to direct any particular Preferred IOI to some, but not all, Subscribers. In these circumstances, the agency trading desk does not know whether any of the selected Subscribers have the relevant contra-side trading position that is necessary to actually receive the Preferred IOI. Accordingly, if the SSGM agency trading desk directs a Preferred IOI to a particular Subscriber, the absence of a response from that Subscriber could be due to a lack of interest in entering into the transaction in the underlying security or because the Subscriber never received the Preferred IOI because it did not have a contra-side trading position in the underlying security.

ACTIVITY ALERTS: Activity Alerts are a functionality of the Front End which notifies certain Subscribers of potential contra-side activity in the Front End that would otherwise be ineligible to match due to a variety of factors (e.g., when the Subscriber submitted the order in AutoEx mode, the Subscriber elected to set a minimum quantity that was greater than the available contraside interest). Activity Alerts notify Subscribers of such potential contra-side interest and allows the Subscribers on both sides to re-evaluate their previously selected order parameters (e.g., a Subscriber may remove their previously selected minimum quantity and accept a match for a lower number of shares).

Activity Alerts are automatically generated by the Front End from time to time throughout the trading day in accordance with parameters set by ILLC in its sole discretion. ILLC will work with Subscribers to customize such parameters thereby allowing Subscribers to tailor the amount and frequency in which they receive Activity Alerts. For example, Subscribers who have requested to receive no more than a certain number of Activity Alerts during a predetermined time period (e.g., over the course of one day) would not receive additional Activity Alerts once that threshold has been met. ILLC will implement such requests in its sole direction. The contra side information that may generate an Activity Alert includes both orders entered into the Front End System with an instruction from the Subscriber to automatically route to BlockCross and trading positions in a trade blotter integrated with the Front End System for which a Subscriber may or may not have provided instructions that its trading positions be routed to BlockCross. The Subscribers receiving an Activity Alert each receive a "pop-up" message on their Desktop Application. This message displays to each Subscriber the symbol and side of the potential trading opportunity and allows each Subscriber to accept or reject the message. In the event a Subscriber elects to accept the message, that Subscriber will receive an additional "pop-up" message and will be prompted to enter a size and limit price in the pop-up. If after each Subscriber makes the required entries, there is a match, the orders will execute (subject to any necessary verification of uncommitted trading interest) pursuant to the standard procedures described in Part III, Item 11(c). If one or both Subscribers receiving the message reject the Activity Alert, no matching occurs and the trading interest of both Subscribers retains its original parameters (e.g., price and size) and priority.

Activity Alerts do not identify the Subscriber with the contra side trade position or the size of the contra side order and will only be delivered to a Subscriber with contra-side interest in the Front End that satisfies the minimum trade order size requirements of BlockCross.

In order to receive Activity Alerts, a Subscriber must utilize the Front End in conjunction with the Desktop Application and have contraside interest that has been submitted in AutoEx mode. Those Subscribers that do not use the Desktop Application do not receive any Activity Alerts. Subscribers will only receive Activity Alerts related to contra-side activity submitted in AutoEx mode. Subscribers receiving Activity Alerts will not receive such alerts related to trading interest that has been submitted in Confirm Mode. Similarly, the Front End will not generate Activity Alerts based on trading interest submitted in Confirm Mode.

No Subscriber may opt out of having its information serve as the basis for an Activity Alert and no Subscriber that uses the Desktop Application functionality may opt out of receiving an Activity Alert.

UNCOMMITTED ORDERS: Subscribers may submit orders or trading interest designated as "committed" or "uncommitted." A committed order is an order submitted by a Subscriber for execution on BlockCross where the shares are unavailable for execution on any other platform. An uncommitted order is a "conditional" order submitted by a Subscriber to BlockCross where the shares underlying the order are being represented at another market center.
In the event of a match where shares on one or both sides of the trading opportunity are uncommitted, the order will not execute until BlockCross has verified that the Subscribers' shares are still available. The ATS verifies that uncommitted trading interest is available following a match with eligible contraside trading interest by sending a "message" to the Subscriber's OMS system requesting that the Subscriber's OMS route any necessary and available shares (i.e., the shares that may be executed based on the match) to the ATS. The Subscriber's OMS system either responds by submitting a firm order or responds with a message back informing the ATS that the uncommitted shares are no longer available. Such messages do not identify the Subscriber with the contra side trade position.

CONFIRM MODE: Confirm mode allows Subscribers to submit conditional order interest to BlockCross that Subscribers must confirm or "firm-up" prior to any execution (such confirmation separate from verifying the availability of any uncommitted shares). The execution of an order in Confirm mode requires both Subscribers to a potential transaction to acknowledge a Preliminary Match (i.e., authorize the execution of their orders) within thirty seconds of the Preliminary Match.

Subscribers utilizing the Desktop Application are notified of a Preliminary Match by a "pop-up" message on their Desktop Application. This message displays symbol and side of the trading opportunity. Upon receipt of this message, each Subscriber may elect to trade, in which case each Subscriber must enter the number of shares they wish to trade. Subscribers may also elect to reject such messages. In the event both Subscribers elect to trade, the order will execute in the amount of the lesser of the two sizes entered (subject to any required verification of uncommitted shares) pursuant to the standard procedures described in Part III, Item 11(c). If one or both Subscribers receiving the message elect not to trade, no matching occurs and the trading interest of both Subscribers retains its original parameters (e.g., price and size) and priority. Desktop Application users may also establish a standing instruction to either (i) automatically accept, at the end of the thirty second confirmation time period, any Preliminary Matches under Confirm mode that the Subscriber has not otherwise manually rejected or accepted or (ii) automatically and immediately accept all Preliminary Matches under Confirm mode.

As stated above, Subscribers that use the Desktop Application may manually confirm a match; however Subscribers that do not utilize the Desktop Application must, to the extent they wish to utilize Confirm Mode, establish a standing instruction to automatically and immediately accept all Preliminary Matches.

Subscribers may submit uncommitted orders in confirm mode. In confirm mode, if a Subscriber integrates with the ATS through blotter integration, its order will always be designated as uncommitted. By default, the ATS will request the shares underlying an uncommitted order before notifying both parties of the match. If the shares are available, then the ATS will convert the order to a committed order for the duration of the match and notify both parties of the match. However, Subscribers that use the Desktop Application in conjunction with blotter integration may elect that the verification and conversion of an uncommitted order be delayed until the Subscriber has acknowledged a confirm match.

Once a Subscriber has been notified of a Preliminary Match, the order subject to that match becomes unavailable for other matching opportunities in the ATS during the "firm-up" period.

If a Subscriber on either side of a potential trade in Confirm trading mode fails to affirmatively acknowledge a match within the allotted thirty-second confirmation time period described above then no execution will result from the Preliminary Match. Further, where a Subscriber fails to affirmatively acknowledge a Preliminary Match within the thirty second confirmation time period, that Subscriber's order will be removed from the ATS, along with any other orders that Subscriber has in the ATS with the same symbol and side. If a Subscriber affirmatively acknowledges a Preliminary Match in circumstances where the other Subscriber to a potential trade does not, the Subscriber acknowledging the Preliminary Match will receive a message indicating that the match has timed out, although its order will not be cancelled and will retain its original time priority status.

> **b. If yes to Item 9(a), are the terms and conditions governing conditional orders and indications of interest the same for all Subscribers and the Broker-Dealer Operator? Yes☐ No▮ If no, identify and explain any differences.**

Only institutional Subscribers and broker-dealer Subscribers acting in an agency capacity that utilize the Desktop Application and access the ATS via the Front End may manually transmit Subscriber Generated IOIs. Only institutional clients that ~~access the ATS through the Front End and~~ use the Desktop Application may receive Subscriber Generated IOIs.

Only ILLC may send Agency IOIs. Only those ATS Subscribers that have elected to download and use versions of the BlockCross Desktop Application that include the IOI functionality (Subscribers may choose to continue to use certain legacy versions of the Desktop Application where this functionality was not in operation) and that have opted in to receiving IOIs in this manner may receive Agency IOIs.

Only SSGM may send Preferred IOIs. Only users of certain versions of the Desktop Application may receive Preferred IOIs.

Only users of the Desktop Application may receive Activity Alerts.

Alerts are automatically generated by the Front End from time to time throughout the trading day in accordance with parameters set by ILLC in its sole discretion. ILLC will work with Subscribers to customize such parameters thereby allowing Subscribers to tailor the amount and frequency in which they receive Activity Alerts. For example, Subscribers who have requested to receive no more than a certain number of Activity Alerts during a predetermined time period (e.g., over the course of one day) would not receive additional Activity Alerts once that threshold has been met. ILLC will implement such requests in its sole direction.

Institutional clients (i.e., non-broker-dealer Subscribers) may elect to only interact with trading interest of other institutional Subscribers in confirm mode. This counterparty permissioning functionality is not available to broker-dealer Subscribers.

Subscribers that elect to use the Front End in conjunction with the Desktop Application may manually acknowledge a Preliminary Match in confirm mode, while other Subscribers may only use confirm mode by electing to use functionality whereby the order will automatically and immediately accept all Preliminary Matches in confirm mode.

Item 11: *Trading Services, Facilities and Rules*
a. ***Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.***

BlockCross is a crossing system which allows Subscribers to enter orders in equity securities for prioritization and interaction with orders of other BlockCross Subscribers. BlockCross matches orders on a continuous basis during its hours of operation. All NMS Stocks are eligible for trading on BlockCross. The systems related to the ATS support multiple trading modes (see Part III, Item 11(c)), conditional orders, IOIs, and Activity Alerts (see Part III, Item 9), as well as order routing functionalities that allow Subscribers to seek contra-side interest for their trading interest in other market centers while simultaneously exploring matching opportunities in BlockCross (see Part III, Item 5).

ILLC offers BlockCross Subscribers the ability to integrate the Subscriber's order book (in whole or in part) via blotter integration. Blotter integration is an automated solution that allows a Subscriber to copy and continuously and automatically "synchronize" all or a designated portion of its order blotter into the Front End. Other than the functionalities described in response to Part III, Items 9,11, and 15, orders are not displayed.

b. Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?
Yes ☐ No ☐ If no, identify and explain any differences.

~~Subscribers choosing to bypass the Front End by electing to FIX orders directly to BlockCross are not able to utilize the functionalities of the Front End or the Desktop Application.~~

Only institutional Subscribers and broker-dealer Subscribers acting in an agency capacity ~~that access the ATS through the Front End~~ may transmit Subscriber Generated IOIs. Only institutional clients that ~~access the ATS through the Front End and~~ use the BlockCross Desktop Application may receive Subscriber Generated IOIs.

Only ILLC may send Agency IOIs. Only those ATS Subscribers that have elected to download and use versions of the BlockCross Desktop Application that include the IOI functionality (Subscribers may choose to continue to use certain legacy versions of the Desktop Application where this functionality was not in operation) and that have opted in to receiving IOIs in this manner may receive Agency IOIs.

Only SSGM may send Preferred IOIs. Only users of certain versions of the BlockCross Desktop Application that access the Front End through blotter integration may receive Preferred IOIs.

Only users of the BlockCross Desktop Application may receive Activity Alerts.

Activity Alerts are automatically generated by the Front End from time to time throughout the trading day in accordance with parameters set by ILLC in its sole discretion. ILLC will work with Subscribers to customize such parameters thereby allowing Subscribers to tailor the amount and frequency in which they receive Activity Alerts. For example, Subscribers who have requested to receive no more than a certain number of Activity Alerts during a predetermined time period (e.g., over the course of one day) would not receive additional Activity Alerts once that threshold has been met. ILLC will implement such requests in its sole direction.

Institutional clients (i.e., non-broker-dealer Subscribers) may elect to only interact with other institutional Subscribers in Confirm Mode. This counterparty permissioning functionality is not available to broker-dealer Subscribers.

c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

ORDER INTERACTION: Orders submitted in any trading mode, whether committed or uncommitted, are executed based on time priority, marketability and in accordance with the order's designated trading mode and any Subscriber-selected counterparty restrictions (i.e. for priority purposes, the ATS does not differentiate between orders based on trading mode or whether the order is committed or uncommitted).

There is no "tiering" of Subscribers for matching and execution purposes in BlockCross and marketable orders are executed based on time priority. Subscribers within a particular class (e.g., broker-dealer or institutional) do not receive matching and execution priority as compared to Subscribers in another class, and all trading modes receive the same execution priority. Where an order has been submitted in both AutoEx and Confirm modes (i.e., the order is eligible for execution under either mode), the order will first match in AutoEx mode in the event the eligible contra-party interest with highest time priority exists in both modes.

Orders will match where both orders are eligible to execute at the midpoint of the NBBO or at a price within the NBBO spread. If two or more orders with eligible limit prices have the same symbol and side, priority is given to the order deemed by BlockCross to have been received first. BlockCross does not permit the execution of orders when the NBBO is locked or crossed.

BlockCross currently supports the following reference prices for pegged orders (see Part III, Item 7): (1) Last Executed Price; (2) Volume Weighted Average Price; (3) Midpoint; (4) Market; and (5) Primary. Such orders will become eligible to execute when the reference price to which the order is pegged falls within the NBBO. The ATS does not adjust the time of receipt of pegged orders to account for reference price changes.

If any order submitted for execution to BlockCross remains unexecuted or only partially executed at any time during the trading day, those orders remain in BlockCross until the earlier of: (a) their full execution in BlockCross; (b) the end of the relevant trading day; (c) the Subscriber cancels the order; (d) with respect to "uncommitted" orders, the ATS is notified that the underlying shares of the order were executed in another trading venue, (e) the Subscriber fails to confirm a System Match in the confirm trading mode; (f) the Subscriber receives notification of a System or Preliminary Match under the relevant trading mode with respect to an uncommitted order and the Subscriber's system fails to indicate that a sufficient quantity of the shares are available to execute the match; (g) in the event that the connectivity between the Subscriber's systems and the ATS or Front End, as applicable, is disconnected or (h) the Subscriber logs out of or is otherwise disconnected from the BlockCross Desktop Application, unless the relevant Subscriber has provided a separate standing written instruction to BlockCross indicating this event should not result in the removal of any orders from BlockCross. If the size of a partially executed order is below the system's relevant minimum trade quantity (see Part III, Item 8), the order will remain in BlockCross as an order ineligible for execution until the Subscriber either cancels the order, adds sufficient shares to make the order eligible for matching and execution or the order otherwise expires at the end of the trading day.

COMMITTED AND UNCOMMITTED ORDERS: Uncommitted orders are not executed on BlockCross until BlockCross has verified that the Subscriber's shares are still available. Committed orders are available for matching and execution with other committed orders as well as uncommitted orders, so long as both orders have been submitted in the same trading mode. The ATS will attempt to verify uncommitted trading interest, following an initial match in either trading mode. The verification is an automated, system-to-system messaging process wherein the ATS communicates directly with a Subscriber's OMS/EMS system via FIX connection. The ATS has the ability to use other message types, as may be required by a Subscriber's systems. The verification process generally takes approximately 4.5 seconds. If after 4.5 seconds the Subscriber's system has not responded, the ATS will consider the shares unavailable.

TRADING MODES: Generally, trading interest submitted in AutoEx mode may be executed without further instruction from the Subscriber. The ATS must confirm the availability of any "uncommitted" shares submitted in AutoEx mode prior to execution. Trading interest submitted in Confirm mode must be confirmed or "firmed-up" prior to execution (such confirmation separate from confirming the availability of any uncommitted shares). Subscribers utilizing the Desktop Application may utilize both AutoEx and Confirm Modes to manually manage their trading interest in the Front End. Subscribers that do not utilize the Desktop Application may submit orders in AutoEx mode but must, to the extent they wish to utilize Confirm mode, establish a standing instruction to automatically and immediately accept all Preliminary Matches for their orders submitted in Confirm mode.

Orders submitted in AutoEx mode are available for matching and execution with other orders submitted in AutoEx mode but are not eligible for matching with orders submitted in Confirm mode. Orders submitted in Confirm mode are available for matching and execution with other order submitted in Confirm mode but are not eligible for matching with orders AutoEx mode.

AUTOEX MODE: Subscribers submitting orders in AutoEx mode may select any available pricing instructions (see Part III, Item 7), an ultimate limit price, and may designate a minimum quantity. In AutoEx mode, a committed order will be executed automatically when eligible committed contra-side interest is identified. Following a match where one or both sides of the match are uncommitted, the ATS must first verify that the uncommitted shares are still available ("Preliminary Match").

Following a Preliminary Match, and during the verification process, neither an uncommitted order nor a committed order will be available for other matching opportunities in the ATS.

After a Preliminary Match and after the ATS has completed the verification process, the following may occur: (1) Shares underlying the uncommitted order are available: The ATS will convert the uncommitted order to a committed order and, to the extent eligible committed contra-side interest remains available, the order is automatically executed in BlockCross. In the event the contra-side interest is no longer available, the match will not result in an execution and the initially uncommitted order will be converted back to an uncommitted order and will retain its original priority; (2) Shares underlying an uncommitted order are unavailable: The uncommitted order will not be converted to a committed order, the match will not result in an execution, and the uncommitted order will be cancelled; (3) Both sides available but match and execution result in a partial fill: If the match and execution result in a partial fill of the Subscriber's formerly uncommitted order, the remaining shares retain the designation of committed in BlockCross for a limited time to allow the system to seek other matching opportunities. This period of time generally takes no more than five seconds from the time of the Subscriber's last execution and is reset following each execution for a maximum of 45 seconds. In each case, following the release of any shares underlying a committed order, the order associated with those shares returns to the status of uncommitted in BlockCross ATS and retains its original time priority status.

BlockCross will attempt to execute all AutoEx orders at the midpoint of the NBBO (or some price within the NBBO spread) at the time that BlockCross ATS determines that orders are eligible to cross. If at the time of order print the original midpoint match price is no longer within the NBBO (i.e., where one or more orders were uncommitted), the execution price will be increased to the best (i.e., highest) available bid price at the time of order print (if such bid is higher than the original midpoint match price at such time) or decreased to the best (i.e., lowest) available offer price at time of order print (if such offer is lower than the original midpoint match price at such time).

ACTIVITY ALERTS: In the event a Subscriber receives an Activity Alert (see Part III, Item 9) a message will appear on the Subscriber's Desktop Application alerting the Subscriber of potential contra-side activity in the Front End. Activity Alerts display the symbol and side of the orders and do not display the size of the order or the identity of the potential counter party. Upon receiving the Activity Alert, each Subscriber may accept or reject the notification. In the event both Subscribers accept, each Subscriber will receive a pop-up on their Desktop Application that will allow each Subscriber to enter a quantity and limit price at which they are willing to trade. If after this process the match is eligible for execution, the order will execute in accordance with the process listed above. If after this process the match is ineligible for execution, no execution will occur and each order retains its original priority as well as its original price and size conditions. In the event one or both of the Subscribers reject the Activity Alert, no match will occur and each order retains its original priority as well as its original price and size conditions.

CONFIRM MODE: Confirm mode allows Subscribers to submit conditional order interest that Subscribers must confirm or "firm-up" prior to any execution (such confirmation separate from verifying the availability of any uncommitted shares). Subscribers submitting orders or trading interest in Confirm mode may select any available pricing instructions (see Part III, Item 7) and set an ultimate limit price. In the event the Front End identifies a natural trading opportunity (e.g. the pricing instructions for both sides have been met and the orders are eligible for trading), both the buyer and the seller will receive notification of the potential trading opportunity ("System Match"). The notification received will identify the symbol and side of the trading opportunity and allow the Subscriber to enter the amount of shares they are willing to trade.

The execution of an order in Confirm mode requires both Subscribers to a potential transaction to acknowledge a System Match (i.e., authorize the execution of their orders) within thirty seconds of the System Match. Once a Subscriber has been notified of a System Match, the order subject to that match becomes unavailable for other matching opportunities in the ATS during the "firm-up" period (see also Part III, Item 9). Subscribers that use the BlockCross Desktop Application may manually confirm a match. Additionally, Desktop Application users may establish a standing instruction to either (i) automatically accept, at the end of the thirty second confirmation time period, any System Matches under Confirm mode that the Subscriber has not otherwise manually rejected or accepted or (ii) automatically and immediately accept all System Matches under Confirm mode. Subscribers that do not utilize the Desktop Application must, to the extent they wish to utilize Confirm mode, establish a standing instruction to automatically and immediately accept all System Matches.

If a Subscriber on either side of a potential trade in Confirm trading mode fails to affirmatively acknowledge a match within the allotted thirty-second confirmation time period described above then no execution will result from the System Match. Further, where a Subscriber fails to affirmatively acknowledge a System Match within the thirty second confirmation time period, that Subscriber's order will be removed from the ATS, along with any other orders from that Subscriber with the same symbol and side.

If a Subscriber affirmatively acknowledges a System Match in circumstances where the other Subscriber to a potential trade does not, the Subscriber acknowledging the System Match will receive a message indicating that the match has timed out, although its order will not be cancelled and will retain its original time priority status.

As noted above, Subscribers may submit uncommitted orders in Confirm Mode. In Confirm Mode, if a Subscriber integrates with the ATS through blotter integration, its order will always be designated as uncommitted, unless the Subscriber then elects to set all or a portion of the order as an AutoEx order.

By default, the ATS will request the shares underlying an uncommitted order before notifying both parties of the match. If the shares are available, then the ATS will convert the order to a committed order for the duration of the match and notify both parties of the match. However, Subscribers that use the Desktop Application in conjunction with blotter integration may elect that the verification and conversion of an uncommitted order be delayed until the Subscriber has acknowledged a confirm match.

As noted above, Subscribers that do not use the Desktop Application cannot manually acknowledge a System Match and may only use Confirm Mode by electing to use a standing instruction to automatically and immediately accept all System Matches in Confirm Mode. Separately, only Subscribers that use the Desktop Application in conjunction with blotter integration may elect that the conversion of an uncommitted order be delayed until the acknowledgment of a Confirm Match.

CONFIRM (BUYER RESPONDS FIRST): When two orders are eligible to match at the midpoint of the NBBO, BlockCross captures the midpoint of the NBBO at the times that each of the buyer and seller affirmatively acknowledge a match and prices and executes all orders at the lower of these two midpoints. However, if the lower of these two midpoints is no longer within the NBBO at the time of order print, the execution price will be increased to the best (i.e., highest) available bid price at the time of order print (if such bid is higher than the lower of these two captured midpoints at such time) or decreased to the midpoint of the NBBO at the time of order print (if the best offer at the time of order print is lower than the lower of these two captured midpoints). Additionally, if the ATS cannot effect a transaction at a designated execution price (as described above) no transaction will occur (that is, the ATS will NOT effect a transaction at the closest eligible execution price).

CONFIRM (SELLER RESPONDS FIRST): When two orders are eligible to match at the midpoint of the NBBO, BlockCross ATS captures the midpoint of the NBBO at the times that each of the buyer and seller affirmatively acknowledge a match and prices and executes all orders at the higher of these two midpoints. However, if the higher of these two midpoints is no longer within the NBBO at the time of order print, the execution price will be increased to the midpoint of the NBBO at the time of order print (if the best bid at the time of order print is higher than the higher of these two captured midpoints at such time) or decreased to the best (i.e., lowest) available offer price at the time of order print (if such offer is lower than the higher of these two midpoints). Additionally, if the ATS cannot effect a transaction at a designated execution price (as described above) no transaction will occur (that is, the ATS will NOT effect a transaction at the closest eligible execution price).

PRICE PROTECTION: Confirm mode offers an optional "price protection" feature in Confirm Mode to mitigate the impact of price movement during the thirty second confirmation time period. This feature is a default functionality of BlockCross, but Subscribers may affirmatively elect to have it deactivated for their confirm mode trades. The price protection feature calculates a standardized maximum and standardized minimum allowable trade execution price for each of the buyer and seller, respectively, based on criteria (e.g., spreads that vary based on range of publicly traded price of the underlying security) set by BlockCross in its sole discretion. If the actual trade execution price, as calculated above, would violate these maximum or minimum prices, there will be no trade. See Exhibit 3.

SHORT SALES: BlockCross is designed to operate in compliance with the requirements of Reg. SHO when accepting or executing orders. Accordingly, once a circuit breaker has been triggered, the Rule 201 price test restriction will apply to short sale orders in that security for the remainder of the day and the following day, unless an exemption applies. BlockCross will only accept orders marked "short exempt" from broker-dealer Subscribers.

EXECUTION ERRORS: For bona fide errors (as defined in FINRA Rule 6191) and other general errors made by ILLC or a client, ILLC handles execution errors occurring within the ATS in accordance with the Firm's internal policies and procedures (the "Error Procedures").
The Error Procedures require that a relevant Principal or delegate be notified of any error occurring within the ATS. For general errors (e.g., technology, administrative) ILLC will determine the best course of action, including cancelling both sides of the erroneous trade, based on internal policy and,

on a case-by-case basis, the facts and circumstances of each error. ILLC handles executions at clearly erroneous prices in accordance with the applicable rules of the SRO, including FINRA Rule 11891. Following a determination of erroneous trading by the primary market, ILLC will cancel both sides of any erroneous trade.

> ***d. Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?***
> ***Yes☐ No█ If no, identify and explain any differences.***

See response to Part III, Item 11(b).

Item 13: Segmentation; Notice
> ***a. Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (e.g., segmented by type of participant, order size, duration, source, or nature of trading activity)?***
> ***Yes█ No☐ If yes, explain the segmentation procedures, including (i) a description for how orders and trading interest are segmented; (ii) identify and describe any categories, classification, tiers, or levels and the types of orders and trading interest that are included in each; (iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of segmented category; and (v) how segmentation can affect order interaction.***

SEGMENTATION BASED ON SUBSCRIBER TYPE: BlockCross categorizes Subscribers as either (x) broker-dealer or (y) institutional firms. Categorization is performed at the Subscriber level (i.e., BlockCross does not look through the Subscriber to the identity of any underlying order flow). All Subscriber registered with the SEC as broker-dealers are included in the "broker-dealer" category, and all other Subscribers are included in the "institutional" category. Notwithstanding the foregoing, Subscribers may instruct ILLC to identify orders submitted via an Experts algorithm as originating from the Subscriber.

Subscribers of BlockCross may use two modes for executing orders: (1) AutoEx and (2) Confirm. Subject to the ability of a Subscriber to opt out of matching with its affiliates, all orders submitted by a Subscriber for execution under the AutoEx trading mode are subject to matching with orders of any other Subscriber submitted in that same trading mode. Institutional Subscribers are able to limit the class of Subscribers with whom their orders will interact in Confirm mode. Specifically, institutional Subscribers may designate that all orders submitted for execution in Confirm mode may only match with orders submitted by other institutional Subscribers. Institutional/broker-dealer categorization does not otherwise impact order interaction. Such an election is made by the Subscriber and will remain in force until the Subscriber directs ILLC to remove the election. ILLC does not override such elections. Separately, only institutional Subscribers and broker-dealer Subscribers acting in an agency capacity ~~that access the ATS through the Front End~~ may transmit Subscriber Generated IOIs. Only institutional clients that ~~access the ATS through the Front End and~~ use the Desktop Application may receive Subscriber Generated IOIs.

SEGMENTATION BASED ON ACTIVITY: Subscribers who have submitted orders or trading interest to the Front End system may receive Activity Alerts (See Part III, Item 9).

Activity Alerts are automatically generated by the Front End from time to time throughout the trading day in accordance with algorithmic parameters set by ILLC in its sole discretion, which parameters consider, among other things, the aggregate number of activity alerts sent out by the Front End during the trading day and the type of response by the relevant Subscriber to Activity Alerts in the same symbol sent earlier in the trading day. Specifically, a Subscriber that affirmatively rejects an Activity Alert or affirmatively accepts an Activity Alert but ultimately does not submit an order to BlockCross in response to that activity alert is less likely to receive another Activity Alert in that same security than a Subscriber that took no action whatsoever in response to the Activity Alert.

Note, this functionality does not impact orders and trading interest submitted in Confirm Mode, nor does it impact whether orders and trading interest submitted in AutoEx mode will match and execute with contraside AutoEx trading interest outside of the Activity Alert functionality.

> b. *If yes to Item 13(a), is the segmentation of orders and trading interest the same for all Subscribers and the Broker-Dealer Operator?*
> *Yes* ▮ *No* ☐ *If no, identify and explain any differences.*

> c. *Does the NMS Stock ATS identify orders or trading interest entered by a customer of a broker-dealer on the NMS Stock ATS as a customer order?*
> *Yes* ☐ *No* ▮

> d. *If yes to Item 13(a), does the NMS Stock ATS disclose to any Person the designated segmented category, classification, tier, or level of orders and trading interest?*
> *Yes* ▮ *No* ☐ *If yes, provide a summary of the content of the disclosure, when and how the disclosure is communicated, who receives it, and whether and how such designation can be contested.*

During the standard onboarding process for all potential ILLC clients, clients provide certain information and documentation that confirms each client's classification (e.g. Form BD submitted during the onboarding of a broker-dealer client). As discussed in Part III, Item 13(a), available functionality is dependent upon the Subscriber's classification. Generally, the functionalities offered to each Subscriber classification are discussed with each Subscriber during the onboarding process and all clients may request additional information regarding the products, services, and related features as necessary.

> e. *If yes to Item 13(d), are the disclosures required to be identified in 13(d) the same for all Subscribers and the Broker-Dealer Operator?*
> *Yes* ▮ *No* ☐ *If no, identify and explain any differences.*

Item 15: Display

      a. *Does the NMS Stock ATS operate as an Electronic Communication Network as defined in Rule 600(a)(23) of Regulation NMS?*
      Yes☐ No■

      b. *Are Subscriber orders and trading interest bound for or resting in the NMS Stock ATS displayed or made known to any Person (not including those employees of the NMS Stock ATS who are operating the system)?*
      Yes■ No☐ If yes, explain the display procedures, including how and when Subscriber orders and trading interest are displayed, how long orders and trading interest are displayed, what information about orders and trading interest is displayed, and the functionality of the Broker-Dealer Operator and types of market participants that receive the displayed information.

~~O~~All orders submitted to BlockCross ~~(other than those directed to BlockCross via FIX)~~ pass through the Front End system. Where an order passes through the Front End, including where a previously submitted order is modified, the terms of such order, including the identity of the Subscriber submitting the order, are displayed to the Front End. The Front End also receives messages indicating when an order has been executed in the ATS (in whole or in part) and where an order has been cancelled (in whole or in part). Additionally, the Front End receives messages related to the status of conditional trading interest, including: (1) where an uncommitted order has been changed to a committed order; (2) System Matches of trading interest (e.g., requests to "firm up" in Confirm Mode) and Subscriber responses; (3) Preliminary Matches of trading interest submitted in AutoEx Mode and Subscriber responses (e.g. matches involving uncommitted orders).

ACTIVITY ALERTS: Activity Alerts display only symbol and side of the contra-side interest and are only received by Desktop Application Users. Activity Alerts are only displayed to BlockCross Subscribers.

CONFIRM MODE: System Matches of trading interest (e.g., requests to "firm up" in Confirm Mode) display only symbol and side of the contra-side interest and are only received by Desktop Application Users. System Matches are only displayed to BlockCross Subscribers and remain displayed for no more than 30 seconds.

SUBSCRIBER GENERATED IOIS: Subscriber Generated IOIs are displayed to the market participants listed in Part III, Item 9 and to BlockCross Subscribers utilizing the Desktop Application. Subscriber Generated IOIs are displayed as "BLKX" on Bloomberg and NYSE's ioinet and include symbol and side but the identity of the Subscriber sending the IOI is not displayed. IOIs received by Subscribers utilizing the Desktop Application display only symbol and side. Subscribers may elect to send an IOI once, or may elect to have the system resend the IOI , at intervals that must be at least 30 minutes long.

AGENCY IOIS: The Agency IOI functionality does not allow for any Subscriber name, order or trade position information to flow from the Front End to the ILLC agency trading desk. However, as described in response to Part III, Item 9, the ILLC agency trading desk is aware of the identity of Subscribers that are eligible to receive Agency IOIs. Subscribers will remain eligible to receive Agency IOIs unless the Subscriber elects to no longer receive such IOIs.

Subscribers receiving an Agency IOI would receive a "pop-up" message on their Desktop Application alerting the Subscriber to the trading opportunity. The "pop-up" message displays to the receiving Subscriber symbol, side, and size of the trading opportunity.

PREFERRED IOIS: The Preferred IOI functionality does not allow for any Subscriber name, order or trade position information to flow from the Front End to the SSGM agency trading desk. However, as described in response to Part III, Item 9, the SSGM agency trading desk is aware of the identity of certain Subscribers that are eligible to receive Preferred IOIs. Subscribers will remain eligible to receive Preferred IOIs unless the Subscriber elects to no longer receive such IOIs.

Other than the functionalities described above and in response to Part III, Items 9 and 11, orders are not displayed.

> c. *If yes to Item 15(b), are the display procedures required to be identified in 15(b) the same for all Subscribers and the Broker-Dealer Operator?*
> *Yes ▮ No ☐ If no, identify and explain any differences.*

Item 20: Suspension of Trading
> a. *Explain any procedures for suspending or stopping trading on the NMS Stock ATS, including the suspension of trading in individual NMS stocks.*

The BlockCross system operator can halt trading during periods when the system is not operating as expected. BlockCross may suspend trading for technology or compliance related reasons. Matching can be paused where new orders will continue to be accepted and prioritized as they would during normal trading without any matching taking place. BlockCross also has the ability to reject all new orders should situations dictate. Once the pause is lifted, trading will begin in each security with the first quote update that appears on the consolidated tape.

ILLC trading desk personnel provide clients notice of a suspension or stoppage in trading on an as needed basis. Clients may request that notice of a suspension or stoppage of trading be provided. BlockCross may suspend trading for individual NMS stocks with a symbology update.

The ATS Principal monitors activity on the ATS for compliance with Reg. ATS and SCI, including whether, during at least four of the last six months, it had with respect to NMS stocks (i) 5% or more in any single NMS stock, and 0.25% or more in all NMS stocks, of the average daily dollar volume reported by an effective transaction reporting plan, or (ii) 1% or more, in all NMS stocks, of the average daily dollar volume reported.

If the ATS had 0.25% or more of the average daily dollar volume reported by an effective transaction reporting plan in all NMS stocks, and an individual security has breached the 5% threshold in three out of six months, the symbol will be set to "route only" mode. The "route only" mode will prevent the Instinet Trading products from routing the symbol to the ATS. Orders in such a symbol routed to the ATS ~~directly via FIX or~~ via third-party algorithms, smart routers, or otherwise will be rejected.

When the 1% threshold for all NMS stocks is breached for the first, second, and third time in a six month span, ILLC may take a range of action, in its sole discretion.

> **b. Are the procedures for suspending or stopping trading the same for all Subscribers and the Broker-Dealer Operator?**
> ***Yes☐ No▮ If no, identify and explain any differences.***

Clients may request that notice of a suspension or stoppage of trading be provided. Those clients who have requested such notice will be notified as soon as practicable. Clients who have not requested notice of a suspension or stoppage of trading may be provided notice on an as needed or as necessary basis.